One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com jennifer o’brien

jennifer.o’brien@dechert.com +1 617 728 7133 Direct

November 21, 2025

Ms. Kim McManus

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Longleaf Partners Funds Trust (File No. 333-290104) (the “Registrant”)

Dear Ms. McManus:

We are writing in response to comments you provided telephonically on behalf of the U.S. Securities and Exchange Commission (the “Staff”) to Jennifer O’Brien on November 19, 2025 with respect to the combined proxy statement/prospectus (the “Proxy Statement/Prospectus”), which is related to the proposed reorganization (the “Reorganization”) of Longleaf Partners International Fund (the “Acquired Fund”) into Longleaf Partners Global Fund (the “Acquiring Fund,” and together with the Acquired Fund, the “Funds”), each a series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Proxy Statement/Prospectus.

Comment 1:	Please provide an accounting and performance survivor analysis (NAST analysis) to explain why the Acquiring Fund is the accounting survivor. Reference is made to the no-action letter provided to North American Security Trust (Aug. 5, 1994).

Response:	Please see the NAST analysis in Appendix A attached hereto. The Registrant respectfully notes that it currently includes the following disclosure in the Proxy Statement/Prospectus under “Approval of Agreement and Plan of Reorganization—Accounting and Performance Survivor”:

“The Acquiring Fund will be the accounting survivor of the Reorganization, and its historical performance will be used by the Combined Fund consistent with SEC guidance. The Combined Fund will most closely resemble the predecessor Acquiring Fund. The Combined Fund will be managed by the same investment adviser, and have the same portfolio composition, investment objectives, and policies and restrictions as the Acquiring Fund.”

Ms. Kim McManus November 21, 2025 Page 2

Comment 2:	Under “Questions and Answers—Why is the Reorganization occurring?,” please incorporate disclosure to state that the proposed advisory fee reduction and expense cap has been approved by the Board.

Response:	The Registrant has added the following disclosure under “Questions and Answers – Why is the Reorganization occurring?” (added language underlined):

“Southeastern proposed, and the Board approved, an advisory fee reduction for the Acquiring Fund and a lower expense cap, such that the Acquiring Fund’s advisory fee and total expense ratio would be lower than the Acquired Fund’s advisory fee and total expense ratio if shareholders approve the Reorganization. In addition, shareholders of the Acquiring Fund may benefit from the sharing of expenses across a larger asset base over time, which may result in additional economies of scale in the future.”

Comment 3:	Under “Questions and Answers—Will the Reorganization result in any federal tax liability to me?,” the statement that any distributions may be taxable to the Acquired Fund shareholders for U.S. federal income tax purposes appears inconsistent with disclosure under “What percentage of the Acquired Fund’s securities are expected to be sold as part of the Reorganization and what is the estimated cost of such sales, quantified in both dollars and basis points? Further, what are the estimated capital gains distributions expected to be triggered from such sales, quantified in both dollars and per share amounts” indicating it is expected that the Acquired Fund’s capital losses including any unutilized capital loss carryforwards will exceed the gains derived from such portfolio repositioning and it is not expected that such portfolio repositioning will result in additional capital gain distributions to the Acquired Fund shareholders. Please revise to avoid confusion to the extent that you anticipate taxable distributions to Acquired Fund shareholders, please provide an estimate of such.

Response:	The Registrant has revised the above-referenced disclosure as follows (new disclosure underlined):

“All or a portion of such distribution may be taxable to the Acquired Fund shareholders for U.S. federal income tax purposes. However, as discussed below, it is not expected that the Acquired Fund’s portfolio repositioning will result in capital gain distributions to the Acquired Fund shareholders.”

Comment 4:	Under “Questions and Answers—What percentage of the Acquired Fund’s securities are expected to be sold as part of the Reorganization and what is the estimated cost of such sales, quantified in both dollars and basis points? Further, what are the estimated capital gains distributions expected to be triggered from such sales, quantified in both dollars and per share amounts?,” please revise the answer to clarify the extent to which the Acquired Fund has already sold and will continue to sell certain portfolio securities to align with the portfolio of the Acquired Fund as disclosed in the supplement filed August 25th.

Ms. Kim McManus November 21, 2025 Page 3
Response:	The Registrant has revised the above-referenced disclosure as follows (new disclosure underlined):

“Based on the Acquired Fund’s holdings as of August 11, 2025, it was anticipated that approximately 54% of the Acquired Fund’s assets will be sold in advance of the Reorganization to begin aligning the Acquired Fund’s portfolio with that of the Acquiring Fund. As of November 17, 2025, approximately $253 million of the Acquired Fund’s assets had been sold and $141 million of the Acquired Fund’s assets remain to be sold.”

Comment 5:	Under “Comparison of Investment Objectives and Principal Investment Strategies,” please consider highlighting changes between the two strategies in bold face if possible or otherwise revise the section to include a narrative discussion about the differences in the two strategies. Please also do the same for the principal risks. See Item 3(b) and Item 3(c).

Response:	The Registrant respectfully notes that it currently includes the following disclosure to highlight differences between the Funds’ strategies under “Comparison of Investment Objectives and Principal Investment Strategies”:

“The Acquired Fund seeks long-term capital growth by investing primarily in equity securities of non-U.S. companies, while the Acquiring Fund seeks long-term capital growth by investing in equity securities of U.S. and non-U.S. companies. The Acquiring Fund normally invests at least 40% of total assets in the equity securities of non-U.S. issuers, while the Acquired Fund normally invests at least 65% of total assets in the equity securities of non-U.S. issuers.

The Acquiring Fund is benchmarked to the FTSE Developed Index, while the Acquired Fund is benchmarked to the FTSE Developed ex-North America Index. Both Funds are “non-diversified,” which means that they may invest a significant portion of their assets in a relatively small number of issuers. The Funds generally invest in 15-25 companies.”

The Registrant notes that the differences between the principal risks are immaterial wording differences. Accordingly, the Registrant will update the disclosure to reflect that the risks are the same for both Funds.

Comment 6:	In the “Comparison of Fundamental Investment Restrictions” section, please provide a comparison of the Funds’ fundamental restrictions. If the Funds’ fundamental restrictions are identical, please state so.

Response:	The Registrant confirms that the Funds’ fundamental restrictions are identical and has added the following disclosure under “Comparison of Fundamental Investment Restrictions”:

“The fundamental investment policies of each Fund are identical.”

Ms. Kim McManus November 21, 2025 Page 4

Comment 7:	In the table provided under “Management of the Funds,” please reconcile the 0.05% administration fees listed in the table with the 0.03% administration fee listed in the footnote.

Response:	The Registrant respectfully notes that Southeastern reduced the administration fee effective May 1, 2024, as indicated in the footnote, and the table is for the actual 2024 administration fees, which is why there is a difference between the footnote and table. The Registrant has added the following clarifying disclosure to the end of the footnote:

“As a result, the actual fee rates shown in the table reflect a blended rate for the period.”

Comment 8:	Under “Management of the Funds—Portfolio Managers,” please confirm whether all portfolio managers will continue with the Acquiring Fund.

Response:	The Registrant confirms that all portfolio managers of the Acquiring Fund will continue with the Acquiring Fund and has added the following sentence under “Management of the Funds—Portfolio Managers”:

“The Portfolio Managers of the Acquiring Fund will continue to serve as such.”

Comment 9:	With respect to the disclosure under (3) of “Federal Income Tax Consequences,” if estimated gains or losses associated with Section 1256(b) contracts or stock in passive foreign investment companies are expected to be material, please provide disclosure in the Q&A and estimate such gain or loss.

Response:	The Registrant confirms that such estimated gains or losses associated with Section 1256(b) contracts or stock in passive foreign investment companies are not expected to be material.

Comment 10:	In Part C, please include the undertaking contemplated by Securities Act Rule 484(b)(3).

Response:	The Registrant confirms that it will add the following undertaking in Part C of the Proxy Statement/Prospectus:

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Ms. Kim McManus November 21, 2025 Page 5

Comment 11:	Please file the form of proxy card with the Proxy Statement/Prospectus.

Response:	The Registrant will file the form of proxy card with the Proxy Statement/Prospectus.

Comment 12:	In Exhibit 11 – Opinion and consent of Dechert LLP, please revise assumption (i) in the third paragraph to clarify whether counsel assumes authority for all individuals except the Registrant. Please also remove assumption (iii).

Response:	The Registrant confirms that Dechert LLP will revise its Opinion and consent as follows (new language underlined, deleted language ~~struck through~~):

“In rendering this opinion we have assumed, without independent verification, (i) the ~~due authority of all individuals signing in representative capacities and the~~ genuineness of signatures; (ii) the authenticity, completeness and continued effectiveness of all documents or copies furnished to us; (iii~~) that any resolutions provided have been duly adopted by the Funds’ Board of Trustees; (iv~~) that the facts contained in the instruments and certificates or statements of public officials, officers and representatives of each Fund on which we have relied for the purposes of this opinion are true and correct; and (~~v~~iv) that no amendments, agreements, resolutions or actions have been approved, executed or adopted which would limit, supersede or modify the items described above.”

* * *

We appreciate the opportunity to respond to the Staff’s concerns. Please contact me at 617.728.7133 with any questions regarding the foregoing.

Sincerely,

/s/ Jennifer O’Brien

Jennifer O’Brien

cc:	Andrew R. McCarroll
Stephanie Capistron
Victoria Reardon

Ms. Kim McManus November 21, 2025 Page 6

Appendix A

Accounting and Performance Survivor Analysis

The Registrant has determined that the Acquiring Fund should be deemed the accounting and performance survivor in the Reorganization.  This is based on a determination that the surviving fund will more closely resemble the Acquiring Fund than the Acquired Fund on a going-forward basis, in accordance with the factors outlined in North American Security Trust[1] (the “NAST Factors”).

As set forth below, to the extent that there is variation between the Acquired Fund and the Acquiring Fund, the NAST Factors viewed in the aggregate favor the selection of the Acquiring Fund as the accounting and performance survivor.

1.         Investment Advisers

The investment adviser to the Acquired Fund and Acquiring Fund is Southeastern.  Given the fact that the investment adviser and portfolio managers of the Acquiring Fund would continue to be the investment adviser and portfolio managers of the Acquiring Fund following the Reorganization, this factor favors the Acquiring Fund as the accounting and performance survivor.

2.         Investment Objectives, Policies and Restrictions

The investment objectives and the fundamental investment restrictions of the Acquired Fund and the Acquiring Fund are the identical.  The principal investment strategies are not identical, but those of the Acquiring Fund would survive the Reorganization.  This factor also favors the Acquiring Fund as the accounting and performance survivor for the Reorganization.

3.         Expense Structures and Expense Ratios

The expense structure of the combined Fund following the Reorganization will be that of the Acquiring Fund (with the fee changes proposed).  Accordingly, the expense structures and expense ratios also support the Acquiring Fund as the accounting and performance survivor.

4.         Asset Size

The Acquiring Fund has a smaller asset level than the Acquired Fund as of a recent date, which does not support the Acquiring Fund being the accounting and performance survivor of the Reorganization.  However, the Registrant does not believe that asset size alone is dispositive of the survivor determination.

[1]                 SEC No-Action Letter (pub. avail. Aug. 5, 1994).

Ms. Kim McManus November 21, 2025 Page 7

5.         Portfolio Composition

The Acquired Fund’s portfolio will be repositioned to align with that of the Acquiring Fund.  Accordingly, analysis of portfolio composition also supports the Acquiring Fund as the accounting and performance survivor.

In light of this analysis, the Registrant believes that the Acquiring Fund is therefore the appropriate accounting survivor of the reorganization.